Exhibit 99.3

Highlights

Based on the preliminary information available as at June 1, 2026,[1] the accounting deficit for the 2025-2026 fiscal year stands at $4.9 billion (0.8% of GDP). This is a significant improvement of $2.8 billion compared to the $7.7 billion deficit forecast in Budget 2026-2027.
  Taking into account deposits of dedicated revenues of $2.3 billion in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act stands at $7.2 billion (1.1% of GDP).
Revenues are adjusted upward by $584 million compared to the 2026-2027 budget forecast, due in part to economic activity remaining resilient despite uncertainty and tensions in the Middle East, and a good performance from mining companies in 2025, driven by the price of gold reaching historic highs. Revenues now stand at $161.1 billion, growing by 3.2%, whereas 2.8% growth was forecast in Budget 2026-2027.

Moreover, expenditures are adjusted downward by $2.2 billion compared to Budget 2026-2027. This downward adjustment mainly applies to portfolio expenditures, reflecting expenditures that were projected but not incurred, due in large part to lower operating expenditures, and to a lesser extent the slower-than-anticipated pace of completion of subsidized infrastructure projects, as well as measures taken during the year to ensure more efficient and targeted management of spending across all portfolios. Expenditures now stand at $166.0 billion with annual growth of 2.9%, whereas 4.3% growth was forecast in March 2026.

The net debt burden stood at 38.0% of GDP as at March 31, 2026, a 0.8 percentage point lower than forecast in Budget 2026-2027. Moreover, borrowings contracted for 2025-2026 stood at $32.1 billion.[2]

Note : Preliminary results as at March 31, 2026.

(1) The deposits of dedicated revenues in the Generations Fund are presented under expenditures for illustrative purposes.

(2) Including $2.3 billion deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act stands at $7.2 billion (1.1% of GDP).

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1. Except for the economic data, which reflects the information available as at June 5. 2. Long-term borrowings contracted between April 1, 2025 and March 31, 2026.

Recent developments in the economic situation

The Québec economy has remained resilient despite of trade tensions and uncertainty. Although real GDP growth slowed to 0.7% in 2025 (+1.7% in 2024) and declined slightly in the beginning of the year (−0.1% over the first two months of 2026 compared to the same period in 2025), domestic demand has remained strong (+1.9% in 2025).

Inflation, as measured by the consumer price index (CPI), inched up from 2.3% in 2024 to 2.4% in 2025. Despite some month-to-month volatility, it has largely remained within the Bank of Canada's 1% to 3% target range.

  On average, for the first four months of 2026, Québec's CPI grew by 2.9%, driven in part by rising energy costs amid geopolitical tensions in the Middle East.

Nominal GDP growth in Québec remained strong at 4.7% in 2025 (+5.9% in 2024).

In an environment that remains fraught with uncertainty, a labour market downturn has been observed. The unemployment rate rose slightly from an average of 5.3% in 2024 to 5.6% in 2025. On average, for the first five months of 2026, it has stood at 5.7%.

  Despite this increase, the unemployment rate in Québec remains below the Canadian average (6.7% on average in 2026). Furthermore, the employment rate for people aged 15 to 64 in Québec stands on average at 77.2% in 2026, the highest in the country (74.4% Canada-wide).

For the first quarter of 2026 compared to the same period in 2025, wages and salaries rose by 2.6%, after increasing by 4.5% in 2025.

The value of household spending grew by 4.4% in 2025 (+5.1% in 2024), indicating that consumption remains relatively robust despite signs of moderation.

As for businesses, despite ongoing uncertainty, the net operating surplus of corporations showed an increase of 4.7% in 2025 (+3.1% in 2024).

Change in economic activity in Québec (real and nominal GDP, quarterly percentage change) Consumer Price Index for Québec (annual percentage change)

Note: The chart on the left shows the data from the economic accounts published on March 26, 2026 by the Institut de la statistique du Québec.

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Summary of preliminary results and adjustments since the Budget 2026-2027

 > Preliminary results as at March 31, 2026

The accounting balance shows a preliminary deficit of $4.9 billion in 2025-2026. This is an improvement of $279 million compared to the same period the previous year. This deficit is due to the following factors:

  revenues of $161.1 billion, up 3.2% compared with the same period the previous year. The favourable change in revenues is largely attributable to the growth in wages and salaries, household consumption and the net operating surplus of corporations, reflecting the resilience shown by households and businesses since the start of the trade conflict with the United States;

  expenditures of $166.0 billion, up 2.9% compared with the same period the previous year. This increase is largely due to portfolio expenditures (3.0%), particularly in the Santé et Services sociaux, Famille and Transports et Mobilité durable portfolios. Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after taking into account deposits of dedicated revenues of $2.3 billion in the Generations Fund, stands at $7.2 billion.

Summary of preliminary results as at March 31, 2026 (unaudited data, millions of dollars, year-over-year change)
	April to March				Fiscal 2025-2026
					March 2026 budget		Preliminary results(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue	125 590	130 908	5 319	4.2	129 952	3.5	956	130 908	4.2
Federal transfers	30 498	30 205	−294	−1.0	30 577	0.3	−372	30 205	−1.0
Total revenue	156 088	161 113	5 025	3.2	160 529	2.8	584	161 113	3.2
Portfolio expenditures	−151 294	−155 860	−4 566	3.0	−158 029	4.5	2 169	−155 860	3.0
Debt service	−9 969	−10 149	−180	1.8	−10 155	1.9	6	−10 149	1.8
Total expenditure	−161 263	−166 009	−4 746	2.9	−168 184	4.3	2 175	−166 009	2.9
Contingency reserve	-	-	-	-	-	-	-	-	-
ACCOUNTING SURPLUS (DEFICIT)	−5 175	−4 896	279	-	−7 655	-	2 759	−4 896	-
Deposits of dedicated revenues in the Generations Fund	−2 397	−2 289	108	-	−2 289	-	-	−2 289	-
BUDGETARY BALANCE(2)	−7 572	−7 185	387	-	−9 944	-	2 759	−7 185	-

(1) Preliminary results according to the information available as at June 1, 2026 with regard to the fiscal year ending March 31, 2026. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the 2025-2026 Public Accounts.

(2) Budgetary balance within the meaning of the Balanced Budget Act.

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> Adjustments since the Budget 2026-2027

The data presented in Budget 2026-2027 indicate that a $7.7-billion accounting deficit was anticipated for 2025-2026 overall.

The preliminary accounting deficit for 2025-2026 now stands at $4.9 billion, an improvement of $2.8 billion since Budget 2026-2027.

  The budgetary situation is stronger than forecast in Budget 2026-2027, owing to higher-than-expected revenues and expenditures that were projected but not incurred.

  Revenues are adjusted upward by $584 million since Budget 2026-2027. They stand at $161.1 billion with annual growth of 3.2%.

  Own-source revenue is adjusted upward by $956 million, taking into account the 0.2-percentage-point upward adjustment to nominal GDP growth in 2025, as well as the favourable impact of the good performance of gold mining companies in 2025 on corporate taxes and mining royalties.

  Federal transfers are adjusted downward by $372 million. This adjustment is due in part to the pace of completion of federally funded infrastructure projects.[3]

  Expenditures are adjusted downward by $2.2 billion since Budget 2026-2027. They now stand at $166.0 billion with annual growth of 2.9%.

  Portfolio expenditures are adjusted downward by $2.2 billion, taking into account expenditures that were projected but not incurred, mainly due to lower operating expenditures, and to a lesser extent the slower-than-anticipated pace of completion of subsidized infrastructure projects, as well as measures taken during the year to ensure more efficient and targeted management of spending across all portfolios. These expenditures therefore show annual growth of 3.0%, whereas 4.5% growth was forecast in Budget 2026-2027.

  Debt service is adjusted downward by $6 million.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after taking into account deposits of dedicated revenues of $2.3 billion in the Generations Fund, stands at $7.2 billion.

> Additional information

The net debt burden stood at 38.0% of GDP as at March 31, 2026, a 0.8 percentage point lower than forecast in Budget 2026-2027. This decline is primarily due to a lower-than-expected deficit.

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3. Adjustments to federal transfer revenue based on the pace of infrastructure projects that receive federal funding have no impact on the budgetary balance, since an offsetting entry is recorded under expenditures.

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Revenue Own-source revenue

 > Preliminary results as at March 31, 2026

Own-source revenue for 2025-2026 stood at $130.9 billion. This represents an increase of $5.3 billion (4.2%) compared to the same period the previous year.

Tax revenue increased by $6.5 billion (6.6%), to $103.9 billion, due in particular to an increase of:

  $3.3 billion (7.1%) in personal income tax, attributable in part to wages and salaries, which grew by 4.5% growth in 2025, an increase in instalment payments related to 2025 tax returns, and the impact of financial market performance on taxpayers' capital gains in 2025;

  $442 million (5.0%) in contributions for health services, mainly attributable to wages and salaries, which grew by 4.5% in 2025;

  $1.3 billion (10.0%) in corporate tax revenue, linked to a 4.7% rise in the net operating surplus of corporations in 2025 and an increase in corporate instalment payments, driven by the strong performance of financial markets and the mining sector in 2025;

  $47 million (3.9%) in school property tax, due to changes in local needs funding, which takes into account the projected growth in the number of students and in the cost of goods and services funded by school property tax;

  $1.4 billion (4.9%) in consumption taxes, mainly due to household consumption, which grew by 4.4% in 2025, and due to investments in residential construction, which rose by 14.1% during the same period.

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 Other own-source revenue decreased by $705 billion (−3.1%) to $21.7 billion, due to:

  a $493-million (8.0%) increase in duties, permits and royalties, stemming in part from an increase in mining royalties due to a good performance by gold mining companies, driven by historic highs in prices;

  a $1.2-billion (−7.4%) decrease in miscellaneous revenue, attributable in part to the non-recurrence of a significant portion of the $1.7 billion received in 2024-2025 to offset health costs related to smoking under the plan of arrangement between tobacco companies and their creditors.

Revenue from government enterprises decreased by $448 million (−7.9%) to $5.2 billion.

  This change is largely attributable to the decrease in earnings from Hydro-Québec, mainly due to low runoff, which led to a reduction in short-term sales in export markets and an increase in electricity purchases.

  This decrease is partially offset by an increase in Investissement Québec's earnings, due, in particular, to higher stock market prices.

Own-source revenue (unaudited data, millions of dollars, year-over-year change)
	April to March				Fiscal 2025-2026
					March 2026 budget		Preliminary results(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Income and property taxes
− Personal income tax	45 689	48 948	3 259	7.1	49 003	7.3	−55	48 948	7.1
− Contributions for health services	8 852	9 294	442	5.0	9 175	3.6	119	9 294	5.0
− Corporate taxes	13 344	14 675	1 331	10.0	14 102	5.7	573	14 675	10.0
− School property tax	1 196	1 243	47	3.9	1 255	4.9	−12	1 243	3.9
Consumption taxes	28 377	29 769	1 392	4.9	29 364	3.5	405	29 769	4.9
Tax revenue	97 458	103 929	6 471	6.6	102 899	5.6	1 030	103 929	6.6
Duties, permits and royalties	6 191	6 684	493	8.0	6 311	1.9	373	6 684	8.0
Miscellaneous revenue	16 252	15 054	−1 198	−7.4	15 395	−5.3	−341	15 054	−7.4
Other own-source revenue	22 443	21 738	−705	−3.1	21 706	−3.3	32	21 738	−3.1
Total own-source revenue excluding revenue from government enterprises	119 901	125 667	5 766	4.8	124 605	3.9	1 062	125 667	4.8
Revenue from government enterprises	5 689	5 241	−447	−7.9	5 347	−6.0	−106	5 241	−7.9
TOTAL	125 590	130 908	5 319	4.2	129 952	3.5	956	130 908	4.2

(1) Preliminary results according to the information available as at June 1, 2026 with regard to the fiscal year ending March 31, 2026. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the 2025-2026 Public Accounts.

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> Adjustments since the Budget 2026-2027

Own-source revenue stood at $130.9 billion in 2025-2026, an upward adjustment of $956 million compared to the 2026-2027 budget forecast.

Tax revenue is adjusted upward by $1.0 billion in 2025-2026. This adjustment is mainly due to:

  the $55-million downward adjustment to personal income tax, attributable to higher-than-expected growth in refunds in connection with the processing of 2025 tax returns, offset by an upward adjustment to wages and salaries in the first quarter of 2026;

  the $119-million upward adjustment to contributions for health services, attributable in part to the upward adjustment to wages and salaries in the first quarter of 2026;

  the $573-million upward adjustment to corporate taxes, attributable to an increase in receipts from the mining sector driven by historic highs in gold prices;

  the $405-million upward adjustment to consumption taxes, attributable to a 0.4-percentage-point upward adjustment to household consumption in 2025 and an increase in QST collected from selected listed financial institutions.

Other own-source revenue is adjusted upward by $32 million in 2025-2026. This adjustment is mainly due to:

  a $373-million increase in duties, permits and royalties, stemming from an upward adjustment to mining royalties due to a good performance by gold mining companies, driven by historic highs in gold prices;

  a $341-million decrease in miscellaneous revenue, attributable to lower-than-expected services rendered, including in the health sector.

Revenue from government enterprises is adjusted downward by $106 million, largely attributable to decreased revenues from Hydro-Québec, mainly due to cold winter temperatures, which led to a reduction in short-term sales in export markets and an increase in electricity purchases to meet high demand.

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Composition of own-source revenue excluding revenue from government enterprise

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is, personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes

  Changes in own-source revenue generally reflect changes in economic activity in Québec and modifications in the tax system

Own-source revenue excluding revenue from government enterprises also includes other sources of revenue duties, permits and royalties, in particular revenue from the carbon market;

  miscellaneous revenue, such as investment revenue, services rendered, as well as penalties, fines and recoveries.

Composition of revenue from government enterprises

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

  Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

Own-source revenue as at March 31, 2026 (billions of dollars and percentage of total own-source revenue)

Note: Totals may not add due to rounding.

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Revenue Federal transfers

> Preliminary results as at March 31, 2026

Federal transfers totalled $30.2 billion for 2025-2026. This represents a decrease of $293 million (−1.0%) compared with the same period the previous year. This change is largely explained by the non-recurrence of the reimbursement of Québec's costs related to refugee protection claimants, announced by the federal government in June 2024.

Federal transfers (unaudited data, millions of dollars, year-over-year change)
	April to March				Fiscal 2025-2026
					March 2026 budget		Preliminary results(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Equalization	13 316	13 567	251	1.9	13 567	1.9	-	13 567	1.9
Health transfers	8 432	8 661	229	2.7	8 685	3.0	−24	8 661	2.7
Transfers for post-secondary education and other social programs	1 350	1 300	−50	−3.7	1 315	−2.6	−15	1 300	−3.7
Other programs	7 400	6 677	−723	−9.8	7 010	−5.3	−333	6 677	−9.8
TOTAL	30 498	30 205	−293	−1.0	30 577	0.3	−372	30 205	−1.0

(1) Preliminary results according to the information available as at June 1, 2026 with regard to the fiscal year ending March 31, 2026. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the 2025-2026 Public Accounts.

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> Adjustments since the Budget 2026-2027

Revenue from federal transfers stood at $30.2 billion in 2025-2026, a downward adjustment of $372 million compared to the 2026-2027 budget forecast. This decrease is due to the pace of federally funded infrastructure projects[4] and, to a lesser extent, an upward adjustment to the value of the special Québec abatement, which reduces cash transfers to Québec.[5]

Composition of federal transfer

Revenue from federal transfers consists of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements

These revenues mainly come from

  the equalization program;

  the Canada Health Transfer (CHT);

  the Canada Social Transfer (CST);

  other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Federal transfers as at March 31, 2026 (billions of dollars and percentage of total revenue from federal transfers)

Note: Totals may not add due to rounding.

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4. Adjustments to federal transfer revenue based on the pace of infrastructure projects that receive federal funding have no impact on the budgetary balance, since an offsetting entry is recorded under expenditures

5. The value of the Québec special abatement is shown as a deduction of federal transfers.

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Expenditure Portfolio expenditures and debt service

> Preliminary results as at March 31, 2026

Expenditures totalled $166.0 billion for 2025-2026. This represents an increase of $4.7 billion (2.9%) compared to the same period the previous year.

Portfolio expenditures increased by $4.6 billion (3.0%) to $155.9 billion. The growth observed as at March 31 is attributable to expected changes in the costs of delivering public services, as well as the following factors:

  expenditures in the Santé et Services sociaux portfolio increased by $1.7 billion (2.6%) to $65.9 billion. This increase is due in particular to changes in compensation and expenditures related to drugs;

  expenditures in the Éducation portfolio increased by $180 million (0.8%) to $23.5 billion. This increase is due in particular to changes in the compensation of staff at school service centres and school boards, resulting from an increase in teaching staff in response to the increase in the number of students, and from salary indexations;

  expenditures in the Enseignement supérieur portfolio decreased by $237 million (−2.1%) to $11.1 billion. This decrease is due in particular to lower subsidies for private university infrastructure projects, reflecting a lower level of construction activity than in 2024-2025;

  expenditures in the Famille portfolio increased by $676 million (7.5%) to $9.7 billion. This increase is mainly due to lower expenditures in 2024-2025 as a result of advance payments in 2023-2024 to fund subsidized educational childcare services. It is also due to the creation of new subsidized daycare spots and the conversion of unsubsidized spots into subsidized spots;

  expenditures in the Transports et Mobilité durable portfolio increased by $1.5 billion (19.7%) to $9.2 billion. This increase is due in particular to advance payments for public transit infrastructure projects;

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Expenditure

  expenditures in the Emploi et Solidarité sociale portfolio increased by $98 million (1.7%) to $5.8 billion. This increase is due in particular to the adjustment to the provision for doubtful accounts, driven mainly by a rise in outstanding receivables related to last-resort financial assistance;

  expenditures in the Affaires municipales et Habitation portfolio increased by $296 million (5.9%) to $5.3 billion. This change is due in part to higher subsidies for affordable housing;

  expenditures in the Économie, Innovation et Énergie portfolio decreased by $363 million (−7.6%) to $4.4 billion. This decrease is mainly due to lower permanent declines in value and provisions for losses in the Economic Development Fund than in 2024-2025;

  expenditures in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio decreased by $331 million (−15.2%) to $1.9 billion. This change is attributable in part to lower subsidies of the Roulez vert program due to lower sales of new electric vehicles and the gradual reduction in the financial assistance provided by the program;

  expenditure in other portfolios increased by $1.1 billion (5.9%) to $19.0 billion.

Debt service expenditures increased by $180 million (1.8%) to $10.1 billion. This increase is due in particular to the higher debt level.

Expenditure (unaudited data, millions of dollars, year-over-year change)
	April to March				Fiscal 2025-2026
					March 2026 budget		Preliminary results(1)
	2024-2025	2025-2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Santé et Services sociaux	64 227	65 899	1 672	2.6	65 991	2.7	−92	65 899	2.6
Éducation	23 352	23 532	180	0.8	23 516	0.7	16	23 532	0.8
Enseignement supérieur	11 382	11 145	−237	−2.1	11 335	−0.4	−190	11 145	−2.1
Famille	9 015	9 691	676	7.5	9 741	8.1	−50	9 691	7.5
Transports et Mobilité durable	7 684	9 194	1 510	19.7	9 262	20.5	−68	9 194	19.7
Emploi et Solidarité sociale	5 707	5 805	98	1.7	5 803	1.7	2	5 805	1.7
Affaires municipales et Habitation	5 005	5 301	296	5.9	5 758	15.0	−457	5 301	5.9
Économie, Innovation et Énergie	4 768	4 405	−363	−7.6	4 867	2.1	−462	4 405	−7.6
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 181	1 850	−331	−15.2	1 989	−8.8	−139	1 850	−15.2
Other portfolios	17 973	19 038	1 065	5.9	19 767	10.0	−729	19 038	5.9
Portfolio expenditures	151 294	155 860	4 566	3.0	158 029	4.5	−2 169	155 860	3.0
Debt service	9 969	10 149	180	1.8	10 155	1.9	−6	10 149	1.8
TOTAL	161 263	166 009	4 746	2.9	168 184	4.3	−2 175	166 009	2.9

(1) Preliminary results according to the information available as at June 1, 2026 with regard to the fiscal year ending March 31, 2026. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the 2025-2026 Public Accounts.

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> Adjustments since the Budget 2026-2027

Expenditures stood at $166.0 billion in 2025-2026, a downward adjustment of $2.2 billion compared to the 2026-2027 budget forecast.

Portfolio expenditures are adjusted downward by $2.2 billion, taking into account expenditures that were projected but not incurred, mainly due to lower operating expenditures, and to a lesser extent the slower-than-anticipated pace of completion of subsidized infrastructure projects, as well as measures taken during the year to ensure more efficient and targeted management of spending across all portfolios. These expenditures therefore show annual growth of 3.0%, whereas 4.5% growth was forecast in Budget 2026-2027.

  Expenditures in the Santé et Services sociaux portfolio are adjusted downward by $92 million. This adjustment is due in particular to pension plan expenses coming in below actuarial forecasts.
  Expenditures in the Enseignement supérieur portfolio are adjusted downward by $190 million. This adjustment is due in particular to lower-than-expected expenses in higher education institutions and for student financial assistance.
  Expenditures in the Famille portfolio are adjusted downward by $50 million. This adjustment is mainly due to lower-than-expected expenditures by the Educational Childcare Services Fund.
  Expenditures in the Transports et Mobilité durable portfolio are adjusted downward by $68 million. This adjustment is due in particular to lower expenditures by the Highway Safety Fund and the Société de l'assurance automobile du Québec.
  Expenditures in the Affaires municipales et Habitation portfolio are adjusted downward by $457 million. This adjustment is due in part to the slower-than-anticipated pace of subsidized infrastructure projects.
  Expenditures in the Économie, Innovation et Énergie portfolio are adjusted downward by $462 million. This adjustment is mainly attributable to lower expenses for the Economic Development Fund and lower tax credit costs, particularly the tax credits for investment and innovation and for salaries and wages for research and development.
  Expenditures in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio are adjusted downward by $139 million. This adjustment is attributable in part to lower expenses from the Electrification and Climate Change Fund.
  Expenditures in other portfolios are adjusted downward by $729 million, mainly due to the effect of expenditures that were centrally provisioned in the Contingency Fund in the budget. The Contingency Fund is intended to cover unforeseen expenditures that may arise in any government program. The majority of these provisions were allocated to other portfolios during the year, based on their needs.

  Debt service is adjusted downward by $6 million.

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Composition of portfolio expenditures

Portfolio expenditures represent all resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

  Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

  program expenditures;

  expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

  tax-funded expenditures, which consist of refundable tax credits and the expenditure for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2025‑2026, there are 25 ministerial portfolios. The three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for 65% of portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

Expenditure as at March 31, 2026 (billions of dollars and percentage of total expenditure)

Note: Totals may not add due to rounding.

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Debt

As at March 31, 2026, net debt stands at $245.3 billion, which is $5.0 billion lower than forecast in Budget 2026-2027. The net debt burden stands at 38.0% of GDP as at March 31, 2026, a 0.8 percentage point lower than forecast in Budget 2026-2027. This downward adjustment is primarily due to an accounting deficit lower than forecast in Budget 2026-2027.

Net debt as at March 31, 2026 (millions of dollars, unless otherwise indicated)
	March 2026 budget	Adjustment	Preliminary results(1)
NET DEBT, BEGINNING OF YEAR	236 163	-	236 163
% OF GDP	38.3	-	38.3
Accounting deficit (surplus)	7 655	−2 759	4 896
Capital investments	8 105	−1 384	6 721
Accounting adjustment	−1 634	−811	−2 445
Total change	14 126	−4 954	9 172
NET DEBT, END OF YEAR	250 289	−4 954	245 335
% OF GDP	38.8	−0.8	38.0

(1) Preliminary results according to the information available as at June 1 , 2026 with regard to the fiscal year ending March 31, 2026. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the 2025-2026 Public Accounts.

As at March 31, 2026, Québec's net debt burden stood at 38.0% of GDP, compared with the provincial average of 30.2%.[6]
Net debt of governments in Canada as at March 31, 2026 (percentage of GDP)

(1) GDP weighted average. (2) GDP weighted average excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador.
Sources: Governments budget documents.

________________________________________
6. Provincial average as at March 31, 2025 was 28.9%.

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Situation – Preliminary results of 2025‑2026	Page 15 | 23

Net financial surpluses or requirements

For the period April 2025 to March 2026, net financial requirements amount to $18.3 billion and are attributable to:

  the $4.9-billion accounting deficit resulting from the difference between government revenue and expenditure;
  the $1.7-billion financial requirements for investments, loans and advances, stemming in particular from the acquisition of new investments by the Economic Development Fund and the Natural Resources and Energy Capital Fund;
  the $6.7-billion financial requirements related to government capital assets, mainly due to investments of $12.9 billion, notably for the refurbishment and construction of schools and healthcare facilities. These investments are partially offset by amortization expenses of $5.9 billion;[7]
  the $4.1-billion financial requirements related to the liability for retirement plans and other future benefits, resulting from the payment of government employee benefits of $8.2 billion, offset by the net cost of the plans of $4.7 billion;[7]
  the $1.4-billion financial surpluses from other accounts,[8] stemming in particular from the receipt of amounts associated with the plan of arrangement for Canadian lawsuits against tobacco companies;
  the $2.3-billion financial requirements generated by deposits in the Generations Fund.

Net financial surpluses or requirements (unaudited data, millions of dollars)
April to March
	2024-2025	2025-2026
ACCOUNTING SURPLUS (DEFICIT)	−5 175	−4 896
Non-budgetary transactions
Investments, loans and advances	−1 850	−1 749
Capital investments	−9 887	−6 721
Retirement plans and other employee future benefits	−2 939	−4 050
Other accounts(1)	2 443	1 422
Deposits in the Generations Fund	−2 797	−2 289
Total non-budgetary transactions	−15 030	−13 387
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−20 205	−18 283

(1) The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

_____________________________________

7. These items, which are included in the government's budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.

8. The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

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Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on the accrual basis of accounting.

  Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

  This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

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Situation – Preliminary results of 2025‑2026	Page 17 | 23

Financing program and borrowings

The financing program consists of long-term borrowings contracted during the fiscal year. Among other things, the program is used to repay maturing borrowings and meet net financial requirements. The latter mainly comprise the budgetary deficit as well as the government's capital investments.

Borrowings contracted for 2025-2026 stood at $32.1 billion.[9]

  Conventional bonds in Canadian dollars were the main debt instrument used.

  Borrowings on foreign markets accounted for 47% of borrowings issued in 2025-2026.

Summary of long-term borrowings contracted in 2025-2026(1)
Currencies	$million		%
CANADIAN DOLLAR
Conventional bonds	15 186		47.3
Floating-rate notes	1 500		4.7
Savings products issued by Épargne Placements Québec	179		0.6
Immigrant investors(2)	4		-
Subtotal	16 868		52.6
OTHER CURRENCIES
U.S. dollar	8 972		28.0
Euro	4 669		14.6
Australian dollar	798		2.5
Swiss franc	765		2.4
Subtotal	15 205		47.4
TOTAL	32 073		100.0

Notes: Long-term borrowings issued between April 1, 2025 and March 31, 2026.

 Totals may not add due to rounding.

(1) An updated list of new borrowings for the 2025-2026 fiscal year is available.

(2) These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

Summary of long-trm borrowing repayments in 2025-2026
Currencies		$	million
CANADIAN DOLLAR
Conventional bonds			10 202
Other			720
Subtotal			10 922
OTHER CURRENCIES
U.S dollar			5 084
Euro			4 123
Others			-
Subtotal			9 207
TOTAL			20 129
Note: Long-term borrowing repayments from April 1, 2025 to March 31, 2026.

_____________________________________________
9. Long-term borrowings contracted between April 1, 2025 and March 31, 2026.

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Situation – Preliminary results of 2025‑2026	Page 18 | 23

Preliminary results for 2025-2026 - Budgetary balance

Appendix 1: Preliminary results of 2025-2026

Preliminary results for 2025-2026 - Budgetary balance (level and adjustment in millions of dollars, year-over-year percentage change)
	Fiscal 2025-2026
	March 2025 budget		March 2026 budget			Preliminary results(1)			Adjustment since the March 2025 budget (M$)
	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Revenue
Own-source revenue	125 732	1.0	4 220	129 952	3.5	956	130 908	4.2	5 176
Federal transfers	30 610	−0.1	−33	30 577	0.3	−372	30 205	−1.0	−405
Subtotal - Revenue	156 342	0.7	4 187	160 529	2.8	584	161 113	3.2	4 771
Expenditure
Portfolio expenditures	−156 102	1.8	−1 927	−158 029	4.5	2 169	−155 860	3.0	242
Debt service	−9 670	−1.9	−485	−10 155	1.9	6	−10 149	1.8	−479
Subtotal - Expenditure	−165 772	1.5	−2 412	−168 184	4.3	2 175	−166 009	2.9	−237
Contingency reserve	−2 000	-	2 000	-	-	-	-	-	2 000
ACCOUNTING SURPLUS (DEFICIT)	−11 430	-	3 775	−7 655	-	2 759	−4 896	-	6 534
Deposits of dedicated revenues in the Generations Funds	−2 177	-	−112	−2 289	-	-	−2 289	-	−112
BUDGETARY BALANCE(2)	−13 607	-	3 663	−9 944	-	2 759	−7 185	-	6 422

(1) Preliminary results according to the information available as at June 1, 2026 with regard to the fiscal year ending March 31, 2026. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the 2025-2026 Public Accounts.

(2) Budgetary balance within the meaning of the Balanced Budget Act.

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Situation – Preliminary results of 2025‑2026	Page 19 | 23

Appendix 1: Preliminary results of 2025-2026 (cont.)

Preliminary results for 2025-2026 - Revenue (level and adjustment in millions of dollars, year-over-year percentage change)
	Fiscal 2025-2026
	March 2025 budget		March 2026 budget			Preliminary results(1)			Adjustment since the March 2025 budget (M$)
	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue
Income and property taxes
- Personal income tax	46 944	3.3	2 059	49 003	7.3	−55	48 948	7.1	2 004
- Contributions for health services	9 242	3.2	−67	9 175	3.6	119	9 294	5.0	52
- Corporate taxes	12 491	−3.8	1 611	14 102	5.7	573	14 675	10.0	2 184
- School property tax	1 346	14.1	−91	1 255	4.9	−12	1 243	3.9	−103
Consumption taxes	28 922	3.4	442	29 364	3.5	405	29 769	4.9	847
Subtotal - Tax revenue	98 945	2.5	3 954	102 899	5.6	1 030	103 929	6.6	4 984
Duties, permits and royalties	6 220	5.1	91	6 311	1.9	373	6 684	8.0	464
Miscellaneous revenue	15 299	−8.2	96	15 395	−5.3	−341	15 054	−7.4	−245
Subtotal - Other own-source revenue	21 519	−4.7	187	21 706	−3.3	32	21 738	−3.1	219
Total own-source revenue excluding revenue from government enterprises	120 464	1.1	4 141	124 605	3.9	1 062	125 667	4.8	5 203
Revenue from government enterprises	5 268	−2.6	79	5 347	−6.0	−106	5 241	−7.9	−27
Total own-source revenue	125 732	1.0	4 220	129 952	3.5	956	130 908	4.2	5 176
Federal transfers
Equalization	13 567	1.9	-	13 567	1.9	-	13 567	1.9	-
Health transfers	8 942	6.1	−257	8 685	3.0	−24	8 661	2.7	−281
Transfers for post-secondary education and other social programs	1 330	−1.5	−15	1 315	−2.6	−15	1 300	−3.7	−30
Other programs	6 771	−10.3	239	7 010	−5.3	−333	6 677	−9.8	−94
Subtotal - Federal transfers	30 610	−0.1	−33	30 577	0.3	−372	30 205	−1.0	−405
TOTAL REVENUE	156 342	0.7	4 187	160 529	2.8	584	161 113	3.2	4 771

(1) Preliminary results according to the information available as at June 1, 2026 with regard to the fiscal year ending March 31, 2026. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the 2025-2026 Public Accounts.

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Situation – Preliminary results of 2025‑2026	Page 20 | 23

Preliminary results for 2025-2026 - Expenditure

Appendix 1: Preliminary results of 2025-2026 (cont.)

Preliminary results for 2025-2026 - Revenue (level and adjustment in millions of dollars, year-over-year percentage change)
	Fiscal 2025-2026
	March 2025 budget		March 2026 budget			Preliminary results(1)			Adjustment since the March 2025 budget (M$)
	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Portfolio expenditures
Santé et Services sociaux	65 527	3.0	464	65 991	2.7	−92	65 899	2.6	372
Éducation	23 517	2.2	−1	23 516	0.7	16	23 532	0.8	15
Enseignement supérieur	11 311	2.1	24	11 335	−0.4	−190	11 145	−2.1	−166
Famille	9 308	7.2	433	9 741	8.1	−50	9 691	7.5	383
Transports et Mobilité durable	7 308	−3.5	1 954	9 262	20.5	−68	9 194	19.7	1 886
Emploi et Solidarité sociale	5 804	0.1	−1	5 803	1.7	2	5 805	1.7	1
Affaires municipales et Habitation	5 623	9.3	135	5 758	15.0	−457	5 301	5.9	−322
Économie, Innovation et Énergie	4 521	−6.9	346	4 867	2.1	−462	4 405	−7.6	−116
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 436	0.0	−447	1 989	−8.8	−139	1 850	−15.2	−586
Other portfolios	20 747	−2.2	−980	19 767	10.0	−729	19 038	5.9	−1 709
Subtotal - Portfolio expenditures	156 102	1.8	1 927	158 029	4.5	−2 169	155 860	3.0	−242
Debt service	9 670	−1.9	485	10 155	1.9	−6	10 149	1.8	479
TOTAL EXPENDITURE	165 772	1.5	2 412	168 184	4.3	−2 175	166 009	2.9	237

(1) Preliminary results according to the information available as at June 1, 2026 with regard to the fiscal year ending March 31, 2026. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the 2025-2026 Public Accounts.

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Situation – Preliminary results of 2025‑2026	Page 21 | 23

Appendix 2: Change in certain economic variables

Recent economic indicators in Québec
(percentage change compared to the previous period, unless otherwise indicated)
	Feb. 2026	March 2026	April 2026	May 2026	2025						2026
					Quarters				Annual		Quarter	Annual
					Q1	Q2	Q3	Q4	Fcst(1)	Obs.	Q1	Fcst(1)	Obs.(2)
Real GDP by industry	0.4	-	-	-	0.1	−0.7	0.2	−0.1	0.8	0.6	-	1.1	−0.1
Job creation (thousands)	−57.3	9.9	−43.3	13.2	23.1	7.5	−3.7	19.4	78.8	78.8	−21.9	20.4	−19.6
Unemployment rate (per cent)	5.9	5.4	6.2	5.6	5.6	6.0	5.7	5.2	5.6	5.6	5.5	5.4	5.7
Retail sales (nominal terms)	1.9	−0.8	-	-	−0.7	0.7	1.5	−0.4	3.4	3.4	1.8	2.5	3.5
Consumer price index(3)	2.8	2.9	3.0	-	1.9	2.0	2.8	3.1	2.4	2.4	2.9	2.3	2.9
Housing starts (thousands)	58.2	87.9	64.3	-	57.5	59.9	59.7	60.6	59.9	59.9	62.7	56.0	63.1
Real GDP	-	-	-	-	0.3	−0.7	0.1	−0.1	0.8	0.7	-	1.1	-
GDP (nominal terms)	-	-	-	-	1.0	0.4	1.1	0.5	4.5	4.7	-	3.5	-
Household consumption (nominal terms)	-	-	-	-	−0.1	1.2	0.8	1.5	4.0	4.4	-	3.8	-
Wages and salaries (nominal terms)	0.4	0.1	-	-	1.2	−0.2	1.6	0.3	4.4	4.5	0.9	3.0	2.6
Net operating surplus of corporations (nominal terms)	-	-	-	-	1.3	0.3	0.5	−0.4	5.7	4.7	-	3.7	-
(1) These forecasts correspond to those published in the Budget 2026-2027.
(2) This represents the average of the periods available in 2026 compared to the same period in 2025.
(3) Change compared to the previous year.
Sources : Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances.

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> Note to the reader

The Report on Québec's Financial Situation provides an overview of the Québec government's financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government's annual financial statements.

> Consolidated financial information

Consolidated results include the results of all entities that are part of the government's reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government's financial organization and the funding of public services can be found on pages 14 to 19 of the document titled "Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État" (in French only).

> Publication date of next quarterly report

The Report on Québec's Financial Situation − First Quarter of 2026-2027 will be published in September 2026.

For more information, contact the Ministère des Finances at info@finances.gouv.qc.ca.

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